Exhibit 99.1

Pyxis Tankers Inc. Announces Financial Results for the Three Months Ended March 31, 2017

Maroussi, Greece, May 18, 2017 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an emerging growth pure play product tanker company, today announced unaudited results for the three months ended March 31, 2017.

Summary

•

For the three months ended March 31, 2017, our time charter equivalent revenues were $4.7 million, which resulted in a net loss of $1.7 million, or a loss per share (basic and diluted) of $0.09, and our EBITDA (see “Non-GAAP Measures and Definitions” below) was $0.4 million.

•	We reached preliminary agreement to extend the maturity of approximately one-third of the outstanding principal of our debt until September 2022.

Valentios Valentis, our Chairman and CEO commented:

“Our results for the first quarter of 2017 reflected a continuation of a challenging chartering environment. Spot and period charter rates were volatile during the quarter but improved slightly overall, especially for modern eco-efficient tankers. Modest demand growth reduced high inventories of refined products in storage and improved voyage activity. However, we expect chartering activity to continue to be choppy for most of 2017, but believe in a longer term improvement starting in late 2017 due to attractive market fundamentals, such as, significantly lower scheduled deliveries of new build medium range tankers (“MRs”) combined with projected solid growth in consumption and export-oriented refinery cargoes. Consequently, we intend to continue to maintain our mixed chartering strategy. As of May 15, 2017, we had two vessels on time charter and the balance of our fleet on spot charters, which positions us to take advantage of improving rates when they occur.

“Overall, we continue to be pleased with our disciplined, cost-effective operating structure. For example, in the first quarter of 2017, we saw a fleet-wide improvement in our daily vessel operating expenses as compared to the same period in 2016.

“As of March 31, 2017, our net debt stood at $68.4 million, and the weighted average interest rate was approximately 3.5% during the first quarter of 2017. In May 2017, one of our lenders agreed, subject to execution of customary documentation, to extend the maturity of the loans with respect to two of our vessels, which represents approximately $25.0 million of our outstanding debt, for an additional four years to September 2022. Once this amendment is in place, the first scheduled balloon payment with respect to our bank debt will be due in the second quarter of 2020, which enhances our financial flexibility.

“As part of our strategic plan, Pyxis Tankers continues to focus on acquisition opportunities. The long-term economics are attractive for the acquisition of a quality second-hand MR2 with current vessel prices substantially below 10-year averages.”

Results for the three months ended March 31, 2016 and 2017

For the three months ended March 31, 2017, we reported a net loss of $1.7 million, or $0.09 basic and diluted loss per share, compared to a net income of $1.1 million, or $0.06 basic and diluted earnings per share, for the same period in 2016. For the first quarter of 2017, our EBITDA was $0.4 million, a decrease of $2.9 million from $3.3 million for the same period in 2016. The decrease in net income was primarily due to a $2.9 million decrease in time charter equivalent revenues.

	Three Months ended March 31,
	2016	2017
	(Thousands of U.S. dollars, except for daily TCE rates)
Voyage revenues	8,448	7,715
Voyage related costs and commissions	(805)	(3,006)
Time charter equivalent revenues*	7,643	4,709

Total operating days	533	480

Daily time charter equivalent rate*	14,339	9,810

* Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

Management’s Discussion and Analysis of Financial Results for the Three Months ended March 31, 2016 and 2017 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Voyage revenues: Voyage revenues of $7.7 million for the three months ended March 31, 2017 represented a decrease of $0.7 million, or 8.7%, from $8.4 million in the comparable period in 2016. The decrease during the first quarter of 2017 was attributed to lower time charter equivalent rates as well as to a decrease in total operating days.

Voyage related costs and commissions: Voyage related costs and commissions of $3.0 million for the three months ended March 31, 2017 represented an increase of $2.2 million, or 273.4%, from $0.8 million in the comparable period in 2016. The increase was primarily attributed to greater spot charter activity which incurs voyage costs.

Vessel operating expenses: Vessel operating expenses of $3.0 million for the three months ended March 31, 2017 represented a decrease of $0.3 million, or 10.2%, from $3.3 million in the comparable period in 2016. The decrease was primarily attributed to our cost efficiencies from the two eco-efficient MR vessels.

General and administrative expenses: General and administrative expenses of $0.8 million for the three months ended March 31, 2017 increased by $0.1 million, or 16.5%, from $0.7 million in the comparable period in 2016, mainly due to an increase in other professional services.

Management fees, related parties: Management fees to our ship manager, Pyxis Maritime Corp., of $0.2 million for the three months ended March 31, 2017 remained relatively stable compared to the three-month period ended March 31, 2016.

Management fees, other: Management fees mainly payable to International Tanker Management Ltd., our fleet’s technical manager, of $0.2 million for the three months ended March 31, 2017 remained relatively stable compared to the three-month period ended March 31, 2016, which included the services of North Sea Tankers BV, the former commercial manager of Northsea Alpha and Northsea Beta.

Amortization of special survey costs: Amortization of special survey costs was less than $0.1 million for both three-month periods ended March 31, 2017 and 2016.

Depreciation: Depreciation of $1.4 million for the three months ended March 31, 2017 remained stable compared to the three-month period ended March 31, 2016.

Bad debt provisions: Bad debt provisions of $0.2 million for the three months ended March 31, 2017 represented an increase in doubtful account for trade receivables.

Interest and finance costs, net: Interest and finance costs, net, for the three months ended March 31, 2017 amounted to $0.7 million and remained relatively stable compared to the three-month period ended March 31, 2016.

Unaudited Consolidated Statements of Comprehensive Income / (Loss)

For the three months ended March 31, 2016 and 2017

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2017

Voyage revenues	8,448	7,715

Expenses:
Voyage related costs and commissions	(805)	(3,006)
Vessel operating expenses	(3,303)	(2,965)
General and administrative expenses	(660)	(769)
Management fees, related parties	(145)	(175)
Management fees, other	(262)	(232)
Amortization of special survey costs	(62)	(18)
Depreciation	(1,435)	(1,373)
Bad debt provisions	-	(181)
Operating income / (loss)	1,776	(1,004)

Other expenses:
Interest and finance costs, net	(701)	(699)
Total other expenses, net	(701)	(699)

Net income / (loss)	1,075	(1,703)

Earnings / (loss) per common share, basic and diluted	$ 0.06	($0.09)

Weighted average number of common shares, basic and diluted	18,277,893	18,277,893

Consolidated Balance Sheets

As of December 31, 2016 and March 31, 2017 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31, 2016	March 31, 2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	783	465
Restricted cash, current portion	143	142
Inventories	1,173	1,063
Trade receivables, net	1,681	2,968
Prepayments and other assets	404	402
Total current assets	4,184	5,040

FIXED ASSETS, NET:
Vessels, net	121,341	119,968
Total fixed assets, net	121,341	119,968

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	4,857	4,858
Deferred charges, net	358	340
Total other non-current assets	5,215	5,198
Total assets	130,740	130,206

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs, current	6,813	6,717
Accounts payable	3,115	3,115
Due to related parties	1,953	5,024
Hire collected in advance	415	446
Accrued and other liabilities	574	724
Total current liabilities	12,870	16,026

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs, non-current	66,617	64,630
Promissory note	2,500	2,500
Total non-current liabilities	69,117	67,130

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; none issued)	-	-
Common stock ($0.001 par value; 450,000,000 shares authorized;
18,277,893 shares issued and outstanding at
each of December 31, 2016 and March 31, 2017)	18	18
Additional paid-in capital	70,123	70,123
Accumulated deficit	(21,388)	(23,091)
Total stockholders' equity	48,753	47,050
Total liabilities and stockholders' equity	130,740	130,206

Unaudited Consolidated Statements of Cash Flow

For the three months ended March 31, 2016 and 2017

(Expressed in thousands of U.S. dollars)

	Three Months Ended	Three Months Ended
	March 31, 2016	March 31, 2017

Cash flows from operating activities:
Net income / (loss)	1,075	(1,703)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	1,435	1,373
Amortization of special survey costs	62	18
Amortization of financing costs	43	38
Bad debt provisions	-	181
Changes in assets and liabilities:
Inventories	34	110
Trade receivables, net	(17)	(1,468)
Due from related parties	(10)	-
Prepayments and other assets	147	2
Accounts payable	(445)	-
Due to related parties	(121)	3,071
Hire collected in advance	(1,139)	31
Accrued and other liabilities	(86)	150
Net cash provided by operating activities	978	1,803

Cash flow from investing activities:
Net cash provided by investing activities	-	-

Cash flows from financing activities:
Repayment of long-term debt	(2,121)	(2,121)
Net cash used in financing activities	(2,121)	(2,121)

Net decrease in cash and cash equivalents	(1,143)	(318)

Cash and cash equivalents at the beginning of the period	4,122	783

Cash and cash equivalents at the end of the period	2,979	465

Liquidity and Debt

Pursuant to our loan agreements, as of March 31, 2017, we were required to maintain minimum liquidity of $5.0 million. Total cash and cash equivalents, including restricted cash, aggregated to $5.5 million as of March 31, 2017.

Total debt (in thousands of U.S. dollars), net of deferred financing costs:

	As at December	As at March
	31, 2016	31, 2017
Bank debt	$73,430	$71,347
Promissory Note - related party	2,500	2,500
Total	$75,930	$73,847

Our weighted average interest rate on our total debt for the three months ended March 31, 2016 and 2017 was 3.17% and 3.53%, respectively. The increase in the weighted average interest rate resulted from higher LIBOR rates.

As noted above, in May 2017, the lender of the Pyxis Delta and the Pyxis Theta, subject to execution of customary documentation, agreed to extend the maturity of its respective loans from September 2018 to September 2022 under the same amortization schedule and applicable margin. As of September 2018, the aggregate outstanding balance of these loans is scheduled to be $20.8 million, which will be subsequently repaid in 16 equal quarterly installments of $0.65 million each, plus a balloon payment of $10.4 million payable together with the last quarterly installment.

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP.

EBITDA is presented in this press release as we believe that it provides investors with a means of evaluating and understanding how our management evaluates operating performance. This non-GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, this non-GAAP measure does not have standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three Months Ended
(In thousands of U.S. dollars)	March 31, 2016	March 31, 2017
Reconciliation of Net income / (loss) to EBITDA

Net income / (loss)	$1,075	$(1,703)

Depreciation	1,435	1,373

Amortization of special survey costs	62	18

Interest and finance costs, net	701	699

EBITDA	$3,273	$387

Daily time charter equivalent (“TCE”) is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is not calculated in accordance with U.S. GAAP. We utilize TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes TCE to assist them in making decisions regarding employment of the vessels. We calculate TCE by dividing voyage revenues after deducting voyage related costs and commissions by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

Recent Daily Fleet Data:
(Amounts in U.S.$)		Three Months Ended March 31,
		2016	2017
Eco-Efficient MR2: (2 of our vessels)
	TCE	15,698	14,043
	Opex	6,334	5,622
	Utilization %	99.5%	84.4%
Eco-Modified MR2: (1 of our vessels)
	TCE	17,653	11,050
	Opex	6,553	6,347
	Utilization %	100.0%	97.8%
Standard MR2: (1 of our vessels)
	TCE	18,730	10,119
	Opex	6,445	5,931
	Utilization %	100.0%	96.7%
Small Tankers: (2 of our vessels)
	TCE	8,768	4,717
	Opex	5,318	4,711
	Utilization %	93.4%	85.0%
Fleet: (6 vessels)
	TCE	14,339	9,810
	Opex	6,050	5,491
	Utilization %	97.6%	88.9%

When we refer to total daily operational costs as applied to our eco-modified and eco-efficient tankers, we define that as the sum of (1) daily Opex per vessel, (2) total general and administrative expenses in the period per day per vessel, and (3) the technical and commercial management fees in the period per day per vessel. We believe total daily operational costs for such vessels can provide a more complete picture of financial results for comparative purposes.

Conference Call and Webcast

We will host a conference call to discuss our results at 4:30 p.m., Eastern Time, on May 18, 2017. Participants should dial into the call 10 minutes prior to the scheduled time using the following dial-in numbers:

U.S. Toll Free:	• +1 (877) 201-0168
U.S. Toll/International:	• +1 (647) 788-4901
Conference ID:	• 9099172

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com). Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast. An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. We are well positioned to opportunistically expand and maximize our fleet due to competitive cost structure, strong customer relationships, and an experienced management team, whose interests are aligned with those of our shareholders.

Pyxis Tankers Fleet (as of May 15, 2017)

			Carrying			Charter	Anticipated
			Capacity	Year	Type of	Rate	Redelivery
Vessel Name	Shipyard	Vessel Type	(dwt)	Built	Charter	(per day) (1)	Date
Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Time	$13,350	Dec. 2017
Pyxis Theta	SPP / S. Korea	MR	51,795	2013	Spot	n/a	n/a
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	n/a
Pyxis Delta	Hyundai / S. Korea	MR	46,616	2006	Time	$13,125	Sep. 2017
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,635

1)	This table shows gross rates and does not reflect any commissions payable.

We have no drydockings scheduled until the second half of 2018.

Forward Looking Statements

This press release includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements include statements about our plans, strategies, financial performance, prospects or future events and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "schedule, " "project, " "intend," "plan," "anticipate," "believe," "estimate," "potential," “outlook,” "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management team, are inherently uncertain. A more complete description of these risks and uncertainties can be found in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2016. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contacts

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Antonios C. Backos

Senior VP for Corporate Development & General Counsel

Tel: +30 (210) 638-0180

Email: abackos@pyxistankers.com

Source: Pyxis Tankers Inc.